CCA CAPITAL LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2017
WITH INDEPENDENT AUDITOR'S REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-68676

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____01/01/17____ AND ENDING ____12/31/17____

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CCA Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, 201 Washington Street, Suite 3825

           (No. and Street)

Boston   MA   02108

 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stahle   (617) 570-2300

                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cormick, Garber & Sandler LLP

         (Name - if individual, state last, first, middle name)

825 Third Avenue, New York, NY 10022-9524

 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, James R. Stahle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CCA Capital LLC, as of December 31, 201, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James Stahle, President

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities
( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

JAMES MCCORMICK
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 09/13/2024

CCA CAPITAL LLC

TABLE OF CONTENTS
DECEMBER 31, 2017

Cornick Garber Sandler

Report of Independent Registered Public Accounting Firm

To the Member
of CCA Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCA Capital LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cornick Garber & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as the Company's auditor since 2016.

New York, New York
February 22, 2018

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035 cgscpa.com

CCA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	577,900
Accounts receivable		465,060
Deposits		9,677
TOTAL ASSETS	$	1,052,637

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$	59,924
Member's equity		992,714
TOTAL LIABILITIES AND EQUITY	$	1,052,637

SEE NOTES TO THE FINANCIAL STATEMENTS

2

1.   **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

CCA Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was formed on June 25, 2010 pursuant to the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of CCA Group LLC ("Parent"). The Company's primary role is to facilitate the introduction of potential investors to its clients in order to help its clients reach their financing goals. The Company works with various institutions to identify financing sources and/or financing opportunities within the institutional marketplace. It does not hold customer funds and/or securities. The Company was registered with FINRA and commenced operations as a FINRA member in May 2011.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP), while the accompanying Statement of the Computation of Net Capital Pursuant to SEC Rule 15c3-1 has been prepared in accordance with the accounting practices prescribed by the SEC, which is a non-GAAP presentation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting; accordingly, revenue is recognized when the work has been completed, in accordance with the terms of the respective contracts.

Accounts Receivable

Accounts receivable represent amounts due from clients. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2017 there was no reserve for uncollectible receivables.

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash equivalents, accounts receivable, deposits, accounts payable, and accrued expenses approximate their fair value at the financial position date due to their short-term nature.

(CONTINUED)

3

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Income Taxes

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of CCA Group LLC. The Company is not subject to income taxes in any jurisdiction. Each member of CCA Group LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2017, no interest or penalties were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of CCA Group LLC's returns) for three years from the date of filing. These returns generally remain open for examination for three years from the date filed with each taxing jurisdiction.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

2. **CONCENTRATIONS OF CREDIT RISK**

The Company has a potential concentration of credit risk in that it maintains deposits with a financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

The Company is engaged in various private placement activities in which the counterparties primarily include institutions, issuers and entities active in the energy, transportation and commercial finance industries. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company received 36% of its total revenue for the year ended December 31, 2017 from three clients.

(CONTINUED)

4

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017

3.   RELATED PARTY TRANSACTIONS

On June 25, 2010 the Company entered into an Expense Sharing Agreement with the Parent. This agreement was amended and restated on May 1, 2017. The initial term of the agreement is one year, with automatic renewals for successive one-year terms, unless terminated sooner by one of the parties. Under the terms of this agreement, the Parent provides CCA Capital LLC all administrative and back office support services required by the Company, including payment for overhead expenses (e.g. rent, utilities, insurance, bookkeeping, salaries, etc.). This agreement does not include services that are directly related to or are associated with the broker/dealer activities being undertaken by the Company. In accordance with this agreement, the Company is responsible for reimbursing the Parent for the shared expenses paid on behalf of the Company. However, the Company's obligation to repay the Parent shall be forgiven if such obligation would cause the Company's net capital to fall below 120% of its minimum net capital requirement under Exchange Act Rule 15c3-1. Forgiveness of the Company's obligation shall be treated as a capital contribution by the Parent to the Company.

In addition, on January 1, 2012 CCA Capital LLC entered into an amended and restated Sublease Agreement with CCA Group LLC for a portion of certain real property located in Boston, Massachusetts (see Note 4).

For the year ended December 31, 2017, the Company incurred operating expenses of $1,138,651 that represented expenses that were paid by CCA Group LLC and reimbursed by the Company under the Expense Sharing Agreement and the Sublease Agreement.

In addition, during the year ended December 31, 2017 the Company made capital distributions to its Parent of $14,743,000.

4.   LEASE COMMITMENTS

Operating Leases
On January 1, 2012, the Company entered into an amended and restated Sublease Agreement with CCA Group LLC (see Note 3) for a portion of certain real property located at One Boston Place in Boston, Massachusetts. The lease is for a seven-year term, expiring on December 31, 2018. The Company opened an office in New York City in July 2015 under a one year lease that terminated on July 31, 2016. The Company renewed the New York City office lease on August 1, 2017, under a one year lease that will terminate on July 31, 2018. The following is a schedule of the base rent amounts for these two locations.

Year ending December 31.	Rent by Year
2018	$271,544
TOTAL	$271,544

In addition to base rent, the Company pays 50% of the Parent's utilities, real estate taxes and operating expenses incurred under its Master Lease Agreement for the Boston location, and 100% of such costs for the New York City location. Total base rent plus such additional expenses were $295,335 for the year ended December 31, 2017.

5.   NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of 6-2/3% of its aggregate indebtedness or $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (with excess of 12 to 1 as an indicator of early warning level). At December 31, 2017, the Company was in compliance with these capital requirements, as it had net capital of $517,976 which was $512,976 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.